UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from     to
Commission File No. 1-10466
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE ST. JOE COMPANY 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The St. Joe Company
245 Riverside Avenue, Suite 500
Jacksonville, Florida 32202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The St. Joe Company 401(k) Plan
Jacksonville, Florida
We have audited the accompanying statements of net assets available for benefits of The St. Joe Company 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Vestal & Wiler
Certified Public Accountants
June 21, 2006

THE ST. JOE COMPANY 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005 and 2004

	2005	2004

ASSETS
Cash and cash equivalents	$1,187	$7,452

Investments, at fair value (Note 3):
Collective trust funds	13,459,329	18,979,115
Mutual funds	14,305,415	17,566,647
Common stock	4,529,402	7,138,005
Self-directed brokerage accounts	772,463	334,570
Participant loans	354,836	514,139

Total investments	33,421,445	44,532,476

Receivables:
Employee contributions	115,542	140,638
Employer contributions	48,674	68,908

Total receivables	164,216	209,546

Accrued Interest	8,116	7,176

TOTAL ASSETS	33,594,964	44,756,650

LIABILITIES — excess contributions payable	306,580	—

Net assets available for benefits	$33,288,384	$44,756,650

See notes to financial statements.

THE ST. JOE COMPANY 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2005 and 2004

	2005	2004

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest and dividends	$1,542,042	$1,002,369
Employer contributions	2,126,007	2,090,789
Employee contributions	5,934,092	6,328,748
Net appreciation in fair value of investments (Note 3)	232,396	4,892,207

TOTAL ADDITIONS	9,834,537	14,314,113

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	5,092,391	3,678,396
Administrative expenses	10,100	7,084
Transfers out of plan	16,200,312	—

TOTAL DEDUCTIONS	21,302,803	3,685,480

NET (DECREASE) INCREASE	(11,468,266)	10,628,633

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	44,756,650	34,128,017

NET ASSETS AVAILABLE FOR BENEFITS
End of year	$33,288,384	$44,756,650

See notes to financial statements.

THE ST. JOE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1	DESCRIPTION OF PLAN

The following description of The St. Joe Company 401(k) Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The St. Joe Company 401(k) Plan (the Plan) is a profit sharing plan and trust established in January 1989 in recognition of the employees’ contribution to The St. Joe Company’s (the Company and Plan Administrator) successful operation. The Plan is for the exclusive benefit of the Company’s employees. Once employees meet minimum age and service requirements they become eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Amendment - Effective January 1, 2005, the Plan was amended to require the Company to contribute three percent (3%) of newly eligible employee’s compensation to the Plan as a salary deferral unless the Employee elects otherwise.

Contributions and Vesting - The Plan is contributory and participants can elect to contribute a percentage of their annual eligible compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. For participants electing to contribute, the Company also contributes 50% of the amount contributed annually by each employee up to 6% of the employee’s eligible annual compensation, as defined in the Plan. Contributions are subject to certain limitations as prescribed by law.

Contributions received from participants for 2005 are net of payments of $306,580 made in March 2006 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. That amount is also included in the plan’s statements of net assets available for benefits as excess contributions payable at December 31, 2005.

Company and employee contributions are 100% vested upon contribution.

Allocation of Contributions and Earnings - Individual accounts are established for each participant and are updated for amounts equal to their elective contributions plus the Company’s matching contribution. Earnings or losses are allocated in the same proportion that each participant’s account in a fund bears to the total of all participants’ accounts in that fund.

THE ST. JOE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1	DESCRIPTION OF PLAN — Continued

Distributions - Upon reaching age 59 1/2, retirement, permanent disability, termination, or death, benefits can be received in a lump sum payment. Alternatively, based on the employees’ election, the Plan can establish a monthly payment schedule to distribute the benefits to an employee over a period of time. Hardship withdrawals are available if the participant meets certain criteria. Benefits are recorded when paid.

Investments — All of the Plan’s assets are held and invested by Merrill Lynch Trust Company (Merrill Lynch and the Trustee) based on the participants’ elections. At December 31, 2005 and 2004, these alternative investment options included Merrill Lynch’s Equity Index Trust and Retirement Preservation Trust, Davis New York Venture Fund Class A, PIMCO Total Return Fund Class A, Black Rock Aurora Portfolio A (formally known as State Street Research Aurora Fund), Dreyfus Premier International Fund Class A, ABN AMRO Growth Fund Class N, PIMCO High Yield Fund Class A, common stock of The St. Joe Company, and a self-directed brokerage option. Common stock of Florida East Coast Industries, Inc., which is also included in investments held by the Plan at December 31, 2004, was available as an investment option for participants in prior periods.

Loans - The Plan Administrator may authorize the Trustee to make a loan to any participant provided that the loans outstanding to such participant does not exceed the lesser of $50,000 or one-half of the participant’s account. Loans are amortized on a substantially level basis over a period no longer than the lesser of five years or the date when distribution of the participant’s plan benefit may commence. Loans bear interest at the prime rate plus 1%.

THE ST. JOE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1	DESCRIPTION OF PLAN — Continued

Plan Termination - The Company has established the Plan with the intent to maintain it indefinitely, but does retain the right, at any time, to discontinue contributions and terminate the Plan.

Upon termination of the Plan, any unallocated amounts shall be allocated to the accounts of all participants. Upon such termination, the trustee may direct the Plan Administrator to either distribute the full amount of benefits credited to each participant’s account or continue the trust and distribute the benefits in such manner as though the Plan had not been terminated.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Plan’s financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition - All of the assets and investments of the Plan are participant directed.

Investments are stated at fair value. Shares of collective trust funds and mutual funds are valued at the net asset value of shares held by the Plan. Shares of common stock are valued at the last sale price on the principal exchange or market on which they are traded. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date and interest income is recognized on the accrual basis.

THE ST. JOE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

The Plan’s investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and supplemental schedule.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

NOTE 3	INVESTMENTS

On September 7, 2005, the Company sold its commercial real estate services unit, Advantis. As a result of the sale, approximately $16.2 million of related plan assets were transferred out of the Plan.

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004

Collective Trust Funds	$298,158	$1,076,069
Mutual Funds	(109,658)	1,059,103
Common Stock	43,896	2,757,035

	$232,396	$4,892,207

THE ST. JOE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 3	INVESTMENTS — Continued

As of December 31, 2005, the following investments represented more than 5% of Plan net assets:

		Fair
Investment	Units	Value

Merrill Lynch Equity Index Trust	75,161	$6,993,753
Merrill Lynch Retirement Preservation Trust	6,465,576	6,465,576
Davis New York Venture Fund, Class A	117,561	3,961,807
PIMCO Total Return Fund, Class A	325,891	3,421,850
BlackRock Aurora Portfolio A	77,722	2,657,307
Dreyfus Premier International Fund, Class A	131,905	2,452,115
Common stock of The St. Joe Company	67,382	4,529,402

As of December 31, 2004, the following investments represented more than 5% of Plan net assets:

		Fair
Investment	Units	Value

Merrill Lynch Equity Index Trust	123,627	$10,990,439
Merrill Lynch Retirement Preservation Trust	7,988,676	7,988,676
Davis New York Venture Fund, Class A	150,796	4,627,915
PIMCO Total Return Fund, Class A	389,803	4,159,197
State Street Research Aurora Fund, Class A	88,821	3,595,475
Dreyfus Premier International Fund, Class A	163,678	3,211,364
Common stock of The St. Joe Company	100,816	6,472,358

THE ST. JOE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 4	INCOME TAX STATUS

The Plan obtained its latest determination letter from the Internal Revenue Service on June 29, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 5	RELATED PARTY TRANSACTIONS AND ADMINISTRATIVE EXPENSES

Investments in collective trust funds are managed by Merrill Lynch, who is the trustee as defined by the Plan. Therefore, transactions related to these investments qualify as permitted party-in-interest transactions.

Administrative expenses of the Plan were paid by the Plan Administrator. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 6	RECONCILIATION OF FINANCIAL STATEMENTS TO 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to Form 5500:

	2005	2004

Net assets available for benefits per the financial statements	$33,288,384	$44,756,650
Amounts allocated to withdrawing participants	(1,176,409)	(6,878)

Net assets available for benefits per Form 5500	$32,111,975	$44,749,772

THE ST. JOE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 6	RECONCILIATION OF FINANCIAL STATEMENTS TO 5500 — Continued

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2005 and 2004 to Form 5500:

	2005	2004

Benefits paid to participants per the financial statements	$5,092,391	$3,678,396
Plus: Amounts allocated to withdrawing participants at December 31	1,176,409	6,878
Less: Amounts allocated to withdrawing participants at January 1	(6,878)	(7,794)

Benefits paid to participants per Form 5500	$6,261,922	$3,677,480

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

THE ST. JOE COMPANY 401(k) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Description of Investment	Cost	Current Value

*	Merrill Lynch Equity Index Trust	Collective trust funds, 75,161 units		$6,993,753
*	Merrill Lynch Retirement Preservation Trust	Collective trust funds, 6,465,576 units		6,465,576
	Davis New York Venture Fund, Class A	Mutual fund, 117,561 units		3,961,807
	PIMCO Total Return Fund, Class A	Mutual fund, 325,891 units		3,421,850
	BlackRock Aurora Portfolio A	Mutual fund, 77,722 units		2,657,307
	Dreyfus Premier International Fund, Class A	Mutual fund, 131,905 units		2,452,115
	ABN AMRO Growth Fund, Class N	Mutual fund, 42,708 units		1,016,453
	PIMCO High Yield Fund, Class A	Mutual fund, 81,881 units		795,883
*	The St. Joe Company	Common stock, 67,382 shares		4,529,402
*	Self-directed brokerage accounts	Various		772,463
*	Participant loans	5.00% — 10.00%		354,836

* Denotes party-in-interest

THE ST. JOE COMPANY
401(k)PLAN
EIN 59-0432511      Plan 080
Attachment to 2005 Form 5500

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The St. Joe Company 401(k) Plan
By:	The St. Joe Company

	By:	/s/ Janna Connolly
Janna Connolly
Vice President Controller
Date: June 23, 2006

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm